This is the form of material change report required under Section 85(1) of the Securities Act.

BC FORM 51-102F3

(formerly Form 53-901F)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1.

Reporting Issuer

Northern Canadian Minerals Inc.

Cathedral Place

Suite 1304 – 925 West Georgia St.

Vancouver, BC V6C 3L2

(604) 684-2181

Item 2.

Date of Material Change

September 19, 2006

Item 3.

Press Release

Issued on September 19, 2006, at Vancouver, BC Canada and distributed to the TSX Venture Exchange, Market News and Vancouver Stockwatch.

Item 4.

Summary of Material Change

Northern Canadian Minerals Inc. is pleased to announce it has received analytical results which confirm the presence of uranium mineralization, with assays that range from 0.03 - 0.70% U3O8, from initial samples collected from the Elkhorn exploration project.  Four rock samples were collected from the exposed open-pit walls of the historic Bussfield Mine and one sample was collected from the mine dumps of the Vickers Mine, both located in Crook County, Wyoming, USA.

Item 5.

Full Description of Material Change

Please see attached press release.

Item 6.

Reliance on Section 85(2) of the Act

N/A

Item 7.

Omitted Information

None

Item 8.

Senior Officers/Directors

The following senior officers/directors of the Issuer are knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Praveen Varshney

Peeyush K. Varshney

President and Director

Secretary and Director

Suite 1304 – 925 West Georgia St.

Suite 1304 – 925 West Georgia St.

Vancouver, BC

Vancouver, BC

V6C 3L2

V6C 3L2

(604) 684-2181

(604) 684-2181

Item 9.

Statement of Senior Officer/Director

The foregoing accurately discloses the material change referred to herein.

Dated this 19th day of September 2006.	“Peeyush K. Varshney”
Peeyush K. Varshney
Name Secretary and Director
Position / Title Vancouver, B.C.
Place of Declaration

NORTHERN CANADIAN MINERALS INC.

FOR IMMEDIATE RELEASE

Tuesday, September 19, 2006

Contact:

Investor Relations

(No.2006-09-23)

Phone (604) 684-2181

info@northerncanadian.ca

Northern Canadian Confirms Uranium Mineralization at Elkhorn Project

and Announces Drill Program, Wyoming, USA

Vancouver, British Columbia – September 19, 2006 – Northern Canadian Minerals Inc. (TSX Venture Exchange: NCA; Frankfurt Stock Exchange: N4I) (the “Company”) is pleased to announce it has received analytical results which confirm the presence of uranium mineralization, with assays that range from 0.03 - 0.70% U3O8, from initial samples collected from the Elkhorn exploration project.  Four rock samples were collected from the exposed open-pit walls of the historic Bussfield Mine and one sample was collected from the mine dumps of the Vickers Mine, both located in Crook County, Wyoming, USA.  The following is a summary of the analytical results:

Sample Number	Type	Width (m)	U3O8%	Description
BUS 2006RK-01	Channel	1.60	0.17	Bussfield pit wall, sandstone
BUS 2006RK-02	Select	0.15	0.70	Bussfield pit wall, silt/SS
BUS 2006RK-03	Channel	1.10	0.12	Bussfield pit wall, sandstone
BUS 2006RK-04	Select	0.15	0.38	Bussfield pit wall, silt/SS
VIC 2006RK-01	Dump		0.03	Vickers mine dump

These results confirm the presence of sandstone/siltstone hosted uranium mineralization, which is typical of the “roll front” style of uranium deposits that are present in northeast Wyoming, western South Dakota, and northeast Nebraska.  Samples reported here were collected from easily accessible portions of larger sequences of similar rocks, exposed in a now-flooded open pit mine.

QA/QC

Sample material was first evaluated using a portable GR-3 spectrometer, which indicated an elevated concentration of uranium mineralization.  Samples were collected by a geologist employed by the Company, and were submitted and analyzed by ALS Chemex in Vancouver, BC.  The Company did not provide standard samples, duplicates, or blank samples.  ALS Chemex has provided analytical standards in their analytical procedures.

Elkhorn Project

The Elkhorn Project contains 7100 acres of mineral rights, and is one of nine uranium projects that the Company is exploring in Wyoming and South Dakota.  Uranium mineralization at Elkhorn occurs along a northeast trending stratigraphic zone that extends over 12 miles.  The Company has acquired properties in three specific areas along this trend (north, central and southern).  The northern area contains extensive historic drilling that was completed by Federal Resources in the 1970s.  The central area contains the Bussfield and Vickers Mines, and two other historic mines, that lie within an area of extensive historic drilling extending 3 miles N-S and ½-1 mile east-west.  The southern area contains one historic uranium mine.  The grade and style of mineralization is similar to “roll-front” style uranium mineralization.  Currently three uranium mines are in production in this region, which employ “in-situ leach” recovery processes to recover similar uranium mineralization.  Operating mines are exploiting uranium mineralization that occurs in concentrations that range from approximately 0.1 – 0.3% U3O8.

The Company has been actively acquiring additional lands over the last two months, and compiling extensive historic drill records, in order to efficiently explore and advance the project.  Drill hole compilation continues and will be completed by the end of September 2006.  The Company is in the process of preparing a National Instrument 43-101 Qualifying Report (“NI 43-101”) on the project which is expected to be completed sometime during the 4th quarter of 2006.

Drill Program

The Company has submitted permit applications and reclamation bonds to drill 8-10 holes, for a total of 1500 – 2000m testing specific targets adjacent to historic mines on the Elkhorn Project.  Drilling will commence in early October after receipt of the exploration permits from the Wyoming Department of Environmental Quality.  The drill program will provide necessary information for the evaluation and modeling of the extensive historic drill data.

Exploration Program

The Company is compiling historic drill data that will be used to convert the previously identified mineralization to NI 43-101 compliant uranium resources.  NCA will evaluate identified uranium mineralization and expand known areas of mineralization with additional exploration.

Since 1995, Wyoming has been the leading producer of uranium in the US and Wyoming also contains the largest uranium reserves in the US.  Since 1991, all uranium production in Wyoming has been from low-cost, in-situ leach (ISL) extraction.  Two ISL mining operations in Wyoming are now producing uranium at Cameco’s Highland/Morton Ranch and Smith Ranch Operations.  The presence of modern, production facilities currently operating in Wyoming, confirms that Wyoming is an excellent location for the discovery and development of new deposits.

The Properties have potential to host a large uranium deposit through expansion of known deposits and discovery of new deposits along strike and at depth.  Based on historical results, uranium deposits may occur with average grades ranging from 0.1 – 0.3% U3O8, located near-surface, and may be amenable to in-situ leach extraction.  The Company cautions that these results are not compliant with National Instrument 43-101 and are provided for informational purposes only.  Actual results under NI 43-101 compliant categories may vary materially.

Northern Canadian Minerals Inc. (NCA)

Northern Canadian Minerals is a Canadian public company focused on the acquisition, exploration and development of uranium properties world wide.  The Company’s exploration programs are headed by Keith Laskowski (MSc., VP Exploration), a designated Qualified Person (NI 43-101) and a geologist with over 25 years of exploration experience.  NCA has a pipeline of uranium projects, ranging from grassroots to resource definition.  The Company is exploring two projects in the Athabasca Basin, including the CBE Project, located 8 km along trend from the Eagle Point uranium mine on the eastern margin of the Athabasca Basin in Saskatchewan and the Canyon Coin project, on the north side of the Athabasca Basin.  The Company also has three properties in southwest Nevada which are being examined, and the Company has acquired Prospecting Permits covering 50,000 km2 in Mali, West Africa, in addition to the six projects in Wyoming and three projects in South Dakota.

Forward Looking Statements

Some of the statements in this news release contain forward-looking information, which involves inherent risk and uncertainty affecting the business of Northern Canadian Minerals Inc.  The potential quantity and grade of the above described uranium deposits is based upon historic exploration company drilling records obtained both privately and from the University of Utah Library.  It is uncertain if further exploration will result in discovery of an economic mineral resource on any of the properties.  Actual results may differ materially from those currently anticipated in such statements.

ON BEHALF OF THE BOARD OF DIRECTORS

“ Praveen K. Varshney ”

Praveen K. Varshney, President

Contact:

Investor Relations

Phone (604) 684-2181

info@northerncanadian.ca

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.